Exhibit 12

COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions, except ratios)

For the six months ended June 30,	2018
Earnings:
Income before income taxes	$393
Fixed charges added to earnings	212
Amortization of capitalized interest:
Consolidated	7
Proportionate share of 50 percent-owned persons	—
Total earnings	$612
Fixed Charges:
Interest expense
Consolidated	$203
Proportionate share of 50 percent-owned persons	—
$203
Amount representative of the interest factor in rents:
Consolidated	$9
Proportionate share of 50 percent-owned persons	—
$9
Fixed charges added to earnings	$212
Interest capitalized:
Consolidated	$10
Proportionate share of 50 percent-owned persons	—
$10
Preferred stock dividend requirements of majority-owned subsidiaries	$—
Total fixed charges	$222
Pretax earnings required to pay preferred stock dividends*	1
Combined total fixed charges and preferred stock dividends	$223
Ratio of earnings to fixed charges	2.76
Ratio of earnings to combined fixed charges and preferred stock dividends	2.74

* Based on a U.S. statutory tax rate of 21%.